XFormity Technologies, Inc.
60 Revere Drive
Suite 725
Northbrook, Illinois 60062
(847) 562-0700

October 26, 2005

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief
Ms. April Coleman, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	XFormity Technologies, Inc.
Form 8-K/A filed December 6, 2004
Form 10-QSB for the Fiscal Quarter ended March 31, 2005
Filed May 18, 2005
File No. 000-23391

Dear Ms. Collins and Ms. Coleman:

On behalf of XFormity Technologies, Inc. (the "Company"), I am writing to respond to the comments set forth in your letter dated September 20, 2005 with respect to the above referenced filing (the "Filing"). For your convenience we have repeated each of your comments in this letter. The Company's responses are provided as supplemental information and are set forth below each comment paragraph.

Form 8-K/A filed December 6, 2004

Note 5 - Stockholders' Equity

1.          We note your response to our Prior Comment No. 1 and your reference to EITF 96-18 and D10 of the FASB Current Text to account for such arrangement.

*	Tell us how you considered the guidance in paragraphs 72 and 73 of SOP 97-2 and SFAS No. 68 in accounting for this transaction. . We specifically refer you to paragraphs 10 and 13 of SFAS No. 68.

*	What are the company's liabilities if the development project is not successful?

*	Tell us how you considered paragraph 7 of SFAS No. 68 in overcoming the presumption that the Company has an obligation to repay the consortium members.

Guidance from SOP 97-2, Paragraphs 72 and 73 and SFAS No. 68, Paragraphs 10 and 13.

Paragraph 72 of SOP 97-2 states that if there are to be discounts of future purchases by the funding party or they could receive a non-exclusive sublicense at no additional charge for the use of any product developed, then a funded software-development arrangement exists. Paragraph 73 of SOP 97-2 states that if the technological feasibility of the computer software program has been established before the arrangement has been entered into, FASB Statement No. 68 does not apply. Paragraph 10 of SFAS No. 68 states that to the extent that the financial risk associated with the research and development has been transferred because repayment of any of the funds provided by the other party depends solely on the results of the research and development having future economic benefit, the enterprise shall account for its obligation as a contract to perform research and development for others. Paragraph 13 of SFAS No. 68 states that if warrants or similar instruments are issued in connection with the arrangement, the enterprise shall report a portion of the proceeds to be provided by the other parties as paid-in-capital. The amount so reported shall be the fair value of the instruments at the date of the arrangement.

In fiscal year 2004, the Company entered into related agreements with seven of its customers ("consortium members") whereby the Company is to develop a "Back-of-the-House" software program then known as Everest. The terms of the agreements also included the issuance of common stock for cash totaling $700,000, certain consulting services to be provided through 2008 by the consortium members, and potential credits against future billings of the software program of $150,000 for each member, over a three-year period commencing when and if the program is successfully developed.  If the software program is not completed, one of the consortium members would be entitled to apply this credit against the Company's QSRx business intelligence billings over a four year period.  The agreements for the other six members do not provide for any form of repayment if development is not successful.

The Company and the majority of the consortium perceive the two agreements related, as neither would have been entered into without the other. The intent of the parties was to invest in XFM, provide working capital for growth and development of software programs, and derive the benefit of the Everest software through future credits against subsequent billings. XFM would derive the benefit of these major Taco Bell franchisees to further develop the Everest programs, utilize their companies for testing the software, and help and guidance in marketing their products To date, the Company has not derived any benefit from the consulting agreements and does not see any benefits in the near future.

Paragraph .72 of SOP 97-2 defines the funded software-development arrangements between the Company and the consortium members.

Paragraph .73 of SOP 97-2 says that funded software-development arrangements should be accounted for in accordance with SFAS No. 68, since technological feasibility of the project had not yet been established.

The Company recorded the transaction as an issuance of stock for the cash except for the one consortium member who could apply the future $150,000 credit against the Company's current business intelligence program they are currently using. For this consortium member's future liability, the Company, in fiscal 2005, has accounted for this aspect of the transaction as a funded software-development arrangement under paragraph 5 of SFAS No. 68. The cash paid at the time of the agreement approximates the estimated present value of these future credits. The Company deems it immaterial to restate the prior year for this reclassification.

The other six consortium members did not have this provision in their agreements and thus, their agreements should be treated as software-development arrangements with an obligation to perform contractual services under paragraph 10 of SFAS No. 68. However, in accordance with paragraph 13 of SFAS No. 68, the Company credited additional paid-in capital as the Company deemed that the cash paid under the funded software development arrangement was equivalent to the market value of the shares issued.

There were no prior or subsequent sales of XFM during the time of the agreements so there was no other basis for a valuation of the stock issued other than the Company's own valuation.  The Company based that value, amongst other factors, on The Griffing Group, Inc. report (a business appraiser/valuation firm) authorized by XML-Global Technologies, Inc. prior to its merger with XFM that reflected a valuation approximating $4.7 million dollars. Using $5.5 million as the basis for a valuation one year earlier and taking into consideration the potential future b-50.com discussions ( a potential merger candidate at that time) that were quite favorable during the 3rd and 4th calendar quarters of 2003, 10.9 % of the Company (the approximate shareholdings of the consortium under the agreements) equates out to $599,500 around the July through December 2003 period. The Company used a $5.5 to $6 million valuation back then because of its then potential to come "out of the box" with b-50's billing and its own major customers who were 6 of the largest 12 Taco Bell franchisees in the country and were part of the consortium. Adding in this revenue, and eliminating the b-50 cost structure, as was the plan designed by Mark Haugejorde, the CEO of XFM, would significantly enhance the value of XFM during that period of time. We believe this represents the approximate fair value of the common stock shares at the date of issuance.

Paragraph 72 of SOP 97-2 provides us with parameters for funded software-development arrangements for all of the agreements, and paragraph 5 of SFAS No. 68 for the one consortium member because of the defined and quantifiable monthly credits in that agreement against future license fees from either the Company's Everest software or the existing QSRx business intelligence software. This liability is reflected in the fiscal year's 2005 balance sheet at its present value and reduces the additional paid-in capital by a like amount. The Company deems it immaterial to restate the prior year for this reclassification.

In the original interpretation of the agreements, there was no time frame as to completion of the project and no specific amount of the fees to be charged by the Company against the potential credits. Thus, the Company elected to reflect this as footnotes in its financial statements and relied on its interpretation of Paragraph 13 of SFAS No. 68 as stated below. Upon further clarification of the agreement with the one consortium member, the Company correctly changed its accounting treatment of this aspect of the transaction under paragraph 10 of SFAS No. 68.

What are the Company's liabilities if the development project is not successful?

The agreements provide for repayments only through the issuance of credits against future billings of Everest and only if that project is successful except for the one consortium member who may claim a credit against future billings of existing Company software products. Thus, the Company deems itself not liable for the return of the funds contributed under their agreements.

Tell us how you considered Paragraph 7 of SFAS No. 68 in overcoming the presumption that the Company has an obligation to repay the consortium members.

The Company believes that there is no specific provision in the agreements that provide for repayment of these funds other than the one consortium member who can take future credits at an undetermined time.

Form 10-QSB/A for the Quarter Ended March 31, 2005

Liquidity and Capital Resources

2.          We note your response to our Prior Comment No. 3 where you indicate that you have concluded that there was no beneficial conversion feature on May2, 2005 (the date of the term sheet) as the conversion terms resulted in zero intrinsic value on that date. We further note that under the terms of the offering, you have the right to reject any subscription
*	Tell us how you concluded that May 2, 2005 met the definition of 'commitment date' under EITF 00-27 which states that the commitment date is the date when a firm commitment is binding on both parties.

*	Tell us the dates when you accepted each subscription.

*	Whether the offering terminated on June 30, 2005

Definition of commitment date.

The conclusion that May 2, 2005 met the definition of "commitment date" under EITF 00-27 was based on the paragraph stating that there was an agreement with an unrelated party, binding on both parties and usually legally enforceable with the following characteristics:

a.	The agreement specifies all significant terms, including the quantity to be exchanged, the fixed price and the timing of the transaction.

b.	The agreement includes a disincentive for nonperformance that is sufficiently large to make performance probable.

The May 2, 2005 Term Sheet Description of Debenture provided all of the above specifics including date of issuance. However, since all issuances of those debentures occurred after that May 2, 2005 date, each date of issuance became a 'commitment date'.

The respective open, high, low and closing prices on those days were all below the lowest conversion price of $0.28. Thus, as stated in our first response, there is no "beneficial conversion feature" embedded in the convertible debt.

Dates of acceptance of each subscription.

Two subscriptions of $50,000 each were received on May 12, 2005.

A subscription for $100,000 was received on July 12, 2005.

A subscription for $200,000 was received August 19, 2005.

A subscription for $50,000 was received September 15, 2005.

Offering termination date.

The offering has not terminated as of the date of this response letter as the Company will continue to need working capital.

In connection with the response to your comments, the Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (847) 564-7524 if you have any additional comments or questions.

Yours sincerely,

/s/ Jack Rabin
Jack Rabin
Chief Financial Officer